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                                                                     EXHIBIT 7.1



July 31, 1997

VIA FEDERAL EXPRESS

Board of Directors
Toreador Royalty Corporation
530 Preston Commons West
8117 Preston Road
Dallas, Texas 75225

Dear Sirs:

We have recently been advised that the Board of Directors of Toreador Royalty Corporation ("TRC") has decided to sell the company using a data room-auction format. We also understand that the Board has agreed among themselves that the only acceptable tender will be one that is cash or a "very liquid security."

As the holder of 508,000 shares of TRC common stock, we are compelled to write to you in our capacity as the single largest holder of the Company's securities. Our position with regard to this potential transaction is as follows:

SALE OR REORGANIZATION

We agree with the Board that some type of sale or reorganization is appropriate at this time. While the Company was making significant progress prior to Mr. Peter Vig's departure, it is now without management, simply adrift, anticipating some exploration event that might or might not change its fortune.

We have been told that the Company has no plans to replace Mr. Vig pending the result of two ongoing seismic surveys and the outcome of exploratory drilling. To let the Company sit idle while awaiting the results of events beyond its control is not in the best interest of its shareholders. However, if this is the position of the Board of Directors, then making plans for a sale or reorganization is a logical step.

AUCTION-FORMAT SALE

If there is to be a sale, we will not support such an undertaking if the consideration consists primarily of "highly liquid stock" which promises no significant capital appreciation for the stockholders and which may be subject to restrictions on disposal which limit its purported liquidity.

By trading for "highly liquid stock" with an inflated market price, TRC negates the premium one expects to receive through the auction process. Only with a pure cash trade can the Company possibly receive the premium it is seeking in the auction process.

Furthermore, and as noted above, from our experience, we would note that few deals are made without some restriction on the disposal of shares. This impediment might not arise as a "deal point", but it often shows up as a "closing point."
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In conclusion, let me reaffirm that, in the event of a proposed auction-format sale, we will vote our shares to accept only a cash price. Save and except some extraordinary event that might cause an "Exxon" to table their shares as tender, all stockholders are likely to be ill served by taking stock, especially in a market that is due for and will have a substantial correction.

ALTERNATIVE TRANSACTIONS

We are also not in agreement that the only appropriate form of reorganization is a sale. We strongly believe that the Board must consider other alternatives which will likely result in a greater long-term value for the shareholders. These alternatives include, but are not limited to, a two-step sale of the Company or a possible combination with another operating entity that would add management, income and assets to the existing Company. In the present market environment, this may not be the time to sell and the right combination with another entity may provide a significant opportunity for capital appreciation for the stockholders in the continuing Company or surviving entity. We would also like the opportunity to discuss a possible transaction or combination with us, which would again potentially offer stockholders a greater value than an auction-format sale of the Company.

We are ready to meet with the Board to discuss a number of alternative transactions for the company, and are willing to assist the Board in structuring a sale or combination, which provides the greatest stockholder value. We feel that given the Board's responsibilities under the law, it is in the Board's best interest for you to meet with us as soon as possible. We are available at your convenience.

CONCLUSION

While we agree that the Company and its Board should move expeditiously to seek some type of reorganization or disposition, we believe that it is premature for the Board to consider only an auction-format sale. It is in the best interest of the stockholders for the Board to consider our proposals for alternative transactions and to allow sufficient time for a more profitable transaction to be structured.

We have sent this letter to you with the belief that you will act in good faith and will carry out your fiduciary duties to all of the stockholders. We, therefore, trust that the Board will recognize the benefits of considering other alternative transaction and will accept promptly our offer to discuss these alternatives and to provide assistance with structuring a transaction, which maximizes stockholder value. We further believe that a rejection of this offer would be a material fact which should be disclosed to the stockholders for their consideration in approving any sale or reorganization of the Company recommended by the Board.

We want to move forward on a timely basis and therefore, we look forward to meeting with you at your convenience.

Very truly yours,

GRALEE CAPITAL CORP.



G. Thomas Graves III
President

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